==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20459

                              ---------------

                                 FORM 6-K

                         Report of Foreign Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                      For the month of November, 1998

                              ---------------

                    Tele Norte Cellular Holding Company
              (Translation of registrant's name into English)

                SCN-Quadra CN2, Lote F, 2 Andar, Sala 210,
                            Brasilia-DF, Brazil
                 (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                Form 20-F     X            Form 40-F
                           -------                     -------


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                     Securities Exchange Act of 1934:]

                 Yes                              No      X
                           -------                     -------

                    [If "Yes" is marked, indicate below
               the file number assigned to the registrant in
                  connection with Rule 12g3-2(b):]    N/A

==============================================================================

                    TELE NORTE CELLULAR HOLDING COMPANY


                               TABLE OF CONTENTS

                                                               Sequential Page
   Item                                                             Number
----------                                                     ---------------

    1.         Interim Financial Information, dated
               November 13, 1998, announcing net operating
               revenues and net income for the three-months
               ended September 30, 1998.............................. 3





       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese




                   Tele Norte Celular Participacoes S.A.

                   Interim Financial Information for the
                   Three-Months ended September 30, 1998



Free Translation into English of Independent Auditors' Special Review Report
                      Originally Issued in Portuguese




The Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.
Brasilia - DF

1. We have carried out a special review of the accompanying quarterly information (ITR) of Tele Norte Celular Participacoes S.A. as of and for the three-months ended June 30, 1998, which comprises the balance sheet and the statement of income of the parent company and consolidated, notes to quarterly information and management's discussion and analysis, prepared in accordance with accounting principles established by Brazilian Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information.

4. The quarterly information for the three-months ended March 31, and June 30, 1998 were reviewed by other independent auditors, who issued non qualified special review reports dated July 24, 1998.


                     Brasilia - DF, November 13, 1998

                               ERNST & YOUNG
                        Auditores Independentes S/C
                            CRC2SP015199/S-6 MG


                            Paulo Jose Machado
                   Accountant CRC1RJ61469/T-2 MG "S" DF


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese



                   Tele Norte Celular Participacoes S.A.

                                BALANCE SHEET AS OF SEPTEMBER 30, 1998
                                       (In thousands of reais)
-------------------------------------------------------------------------------------------------
                                                            September 30, 1998      June 30, 1998
                                                            ------------------      -------------
ASSETS
Current assets:
 Cash and cash equivalents.................................         1,938                   --
 Recoverable taxes.........................................           136                  131
 Other receivables.........................................            34                2,002
                                                                ---------            ---------
Total current assets.......................................         2,108                2,133
                                                                ---------            ---------
Permanent assets:
 Investments...............................................       175,107              169,332
                                                                ---------            ---------
Total Assets...............................................       177,215              171,465
                                                                ---------            ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Taxes and contributions...................................            58                  137
 Suppliers.................................................            63                   --
 Accruals..................................................           500                   --
 Others....................................................           664                   --
                                                                ---------            ---------
Total current liabilities..................................         1,285                  137
                                                                ---------            ---------
Long-term liabilities:
 Others....................................................            25                   25
                                                                ---------            ---------
Shareholders' equity:
 Capital stock.............................................        57,749               57,749
 Legal reserve.............................................         3,481                3,481
 Realizable profit reserve.................................        59,264               59,264
 Retained earnings.........................................        55,411               50,809
                                                                =========            =========
Total shareholders' equity.................................       175,905              171,303
                                                                =========            =========
Total liabilities and shareholders' equity.................       177,215              171,465
                                                                =========            =========


                       TELE NORTE PARTICIPACOES S.A.

        STATEMENT OF INCOME FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                         (In thousands of reais, except per share data)
--------------------------------------------------------------------------------------------------
                                                             3 months ended       9 months ended
                                                           September 30, 1998   September 30, 1998
                                                           ------------------   ------------------
Operating expenses/income
General and administrative expenses.......................         (1,336)              (1,336)
Financial income..........................................             91                  230
Other operating expenses..................................             (8)                  (8)
Income from investments in subsidiaries...................          5,774               29,188
                                                             ------------         ------------
                                                                    4,521               28,074
Non operating revenue.....................................              1                   --
                                                             ------------         ------------

Income before income taxes ...............................          4,522               28,074
Provision for income tax and social contribution..........             80                  (58)
                                                             ------------         ------------
Net income for the period.................................          4,602               28,016
                                                             ============         ============

Number of shares (in thousand)............................    334,399,028          334,399,028
                                                             ------------         ------------

Net income per share......................................        0.00001              0.00008
                                                             ============         ============



       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


                Notes to Consolidated Financial Statements

Interim Financial Information for the three-months ended September 30, 1998

1. OPERATING CONTEXT

   Tele Norte Celular Participacoes S. A. was constituted according to item 189 of Law # 9,472/97 - Telecommunications General Law, and based on Decree # 2,546 of April 14, 1998, as a result of Telebras' spin off, approved by the general stockholders' meeting held on May 22, 1998, and which Appraisal Report as of February 28, 1998 issued on April 23, 1998 was issued by independent auditors. The net assets spun-off are as follows:

ASSETS
Cash and cash equivalent......................        2,000
Investments...................................      145,913
                                                  ---------
Net Assets Spun-Off...........................      147,913
                                                  =========

   The Company is the holding company of Telepara Celular S.A., Telamazon Celular S.A, Telma Celular S.A., Teleamapa Celular S.A. and Telaima Celular S.A., which are "A" Band cellular phone concessionaires in the states of Para, Amazonas, Maranhao, Amapa and Roraima.

   Telpart Participacoes S.A. is the Company's controlling shareholder. In the public tender process of Telebras Group held on July 29, 1998, Telpart acquired 51.79% of Tele Norte Celular Participacoes S.A.'s common stock. Telpart's capital is held by: TIW do Brasil Ltda.; Opportunity and by private Brazilian pension funds.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


                Notes to Consolidated Financial Statements

Interim Financial Information for the three-months ended September 30, 1998

2. FINANCIAL STATEMENTS PREPARATION BASIS

   The financial statements were prepared based upon the Brazilian Corporate Law, applied in accordance with the regulations issued by the Brazilian Securities Commission - CVM, and regulations applicable to concessionaires of telecommunications public services, and in accordance with the accounting practices described in Note 3.

   The consolidated financial statements were prepared in accordance with the standards and procedures determined by the Brazilian Securities Commission - CVM, and includes the financial statements of the holding:
   Tele Norte Celular Participacoes S.A. (holding company) and of the subsidiaries: Telepara Celular S.A., Telamazon Celular S.A, Telma Celular S.A., Teleamapa Celular S.A. and Telaima Celular S.A. (see other information on the subsidiaries in Note 4).

   The consolidation process of balance sheet and operations accounts corresponds to the sum of the balances of assets, liabilities, revenues and expenses of the consolidated Companies, according to the nature of each account, complemented by the following eliminations: (i) capital participation, accumulated reserves and results incurred between the Companies; and (ii) intercompany balances.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

   (a) Allowance for doubtful accounts

   Constituted until the limit estimated by management to be sufficient to cover possible losses with the realization of accounts receivable.

   (b) Investments

   The investments in subsidiaries are accounted for by the equity method. The equity pick-up adjustment includes subsidiary's operations from January to September, 1998, including the period prior to the spin-off.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


                Notes to Consolidated Financial Statements

Interim Financial Information for the three-months ended September 30, 1998

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES -- Continuation

   (c) Property, Plant and Equipment (Consolidated)

   The subsidiaries' Property, Plant and Equipment are recorded at acquisition cost and construction cost less accumulated depreciation. The depreciation is calculated on the straight-line method, according to the following annual rates:

                                                     Percentage (%)
                                                 ---------------------
Infrastructure..................................            4% to 10%
Switches, Transmission and Terminals............      7.69% to 12.50%
General Use Assets..............................           10% to 20%

   (c.1) Interest on work in progress

   The operating companies computes monthly interest on work in progress at the annual rate of 12% on the total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded on the capital reserve. The holding company recognizes such interest through the equity method, being the amount charged to operations.

   (d) Income Tax and Social Contribution

   Income tax and social contribution expenses are recorded on the accrual basis. Deferred income tax and social contribution are recorded on temporary differences.

   (e) Provision for contingencies

   It's computed based up on the legal counsel's opinion on loss expectations.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


                Notes to Consolidated Financial Statements

Interim Financial Information for the three-months ended September 30, 1998

4. INVESTMENTS

Subsidiaries' Data
                                       Telepara        Telamazon        Telma         Teleamapa        Telaima
On September 30, 1998                ------------    ------------    ------------   ------------     ------------
--------------------
Number of Subscribers..............      79,523          84,940         40,022          11,584          6,973
Shareholders' Equity...............     110,136          63,127         45,964          11,606          8,263
Net Revenues.......................      64,328          62,420         32,839           6,980          4,938
Income for the nine-months.........      12,559          12,204          8,179           2,390            829
Participation in total capital.....       69.04%          80.26%         66.78%          90.64%         86.91%
Participation in voting capital....       96.58%          84.13%         82.80%          94.45%         95.08%


   On September 30, 1998 the reconciliation between the holding company's net income and the consolidated net income is as follows:

                                                     R$ thousands
Holding Company's net income.....................        28,016
Equity pick up adjustment on Reserve - interest
  on P, P&E - work in progress...................        (2,373)
                                                     ----------
Consolidated Net Income..........................        25,643
                                                     ==========



Free Translation into English of Quarterly Information (ITR) Originally Issued
                               in Portuguese


                   Tele Norte Celular Participacoes S.A.


                Notes to Consolidated Financial Statements

5. LOANS AND FINANCING (Consolidated)

                                                                                                    R$ thousands
Loans and financing in foreign currency - the outstanding balances of the loans are updated by the exchange variation plus interest based on the London Interbank Offered Rate -
LIBOR, plus interest of 0.40% a year. The installments are due every six months with final
due date up to September, 2003...................................................................       29,661
Loans and financing in national currency - the outstanding balances of the loans are updated by the quota variation of fundo extra mercado calculated by Banco Central. The installments
are due every six months with final due date up to September, 2000...............................       12,752
                                                                                                     ---------
                                                                                                        42,413
Less: Short term installments....................................................................      (15,314)
                                                                                                     ---------
Long term installments...........................................................................       27,099
                                                                                                     =========


6. FINANCIAL INSTRUMENTS (Consolidated)

   The book value of the Company's financial instruments and its subsidiaries, comprise short-term investments and loans and financing, which are equivalent, approximately, to its market value. Further, on September 30, 1998, the Company and its subsidiaries, do not have operations involving derivatives.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


                Notes to Consolidated Financial Statements

Interim Financial Information for the three-months ended September 30, 1998

7. TELECOMMUNICATION SERVICES CONSOLIDATED NET OPERATING INCOME (Consolidated)

                                                                     R$  thousands
                                                      -----------------------------------------
                                                      07/01 - 09/30/1998     01/01 - 09/30/1998
                                                      ------------------     ------------------
Subscription........................................         22,189                  65,003
Utilization.........................................         39,391                 105,504
Use of the network by third parties.................         13,433                  34,635
Activation..........................................          4,367                   9,685
Additional services.................................            526                   1,362
Others..............................................            724                   2,089
                                                          ---------               ---------
Gross operating revenues............................         80,630                 218,278
Taxes on gross revenues.............................        (15,627)                (46,904)
                                                          ---------               ---------
Net operating revenues..............................         65,003                 171,374
                                                          =========               =========


8. PENSION PLAN (Consolidated)

   The Company and its subsidiaries sponsor a defined benefit private pension plan, managed by Fundacao SISTEL de Seguridade Social. The contributions for the plan are determined based on actuarial studies prepared by independent actuaries according to the current standards in Brazil. The actuarial studies are revised periodically in order to modify the necessity of adjustments in the contributions. SISTEL does not show any deficit in the most recent actuarial evaluation carried out in December, 1997. Due to the sponsor and benefits model, the spin-off did not cause any alteration to the pension plans.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


      Management's Discussion and Analysis of Financial Condition and


                           Results of Operations


Review of Operations

Revenues for the first nine-months of 1998 totaled R$171.5 million, including R$65.1 million for the third quarter, or a 28% increase over R$50.9 million in the second quarter of 1998. The increase in revenues, as compared to the average of the first two quarters, reflects a steady increase in total subscribers, closing at 223,000, an increase of 10,000 or 5%.

Selling, general and administrative expenses for the nine months ended September 30, 1998 were R$62.2 million, including R$33.8 million for the third quarter. During the quarter, the Company implemented a new method to estimate probable future losses on accounts receivable, based on recent bad debt experience, which resulted in bad debt expense of R$12.8 million for the quarter, bringing total bad debt expense for the year to R$28.8 million. Had such new method been adopted as of June 30, the selling, general and administrative expenses for the first six months would have been increased by R$9.5 million to reach R$37.9 million. The Company expects bad debt level to remain significant for the last quarter as it is improving its subscriber base by churning non-performing accounts receivable.

Operating income before depreciation and amortization expenses was R$74.5 million for the first nine months of 1998, compared to R$57.4 million after the first six months. Had the new method to account for bad debt provisions been recorded in the first half of the year, the operating income before depreciation and amortization expenses would have been R$47.9 million for the first six months and R$26.6 million for the third quarter, respectively.

The Company posted net income for the nine-month period ended September 30, 1998 of R$25.6 million or R$0.00008 per share and net income for the third quarter of R$4.3 million or R$0.00001 per share, as a result of the new policy for bad debts.




       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese


                   Tele Norte Celular Participacoes S.A.


      Management's Discussion and Analysis of Financial Condition and
                           Results of Operations

Outlook

A B-Band cellular license was recently awarded to operate in competition with Tele Norte Celular, although the commencement date of operations has not been announced, the upcoming competition may have a negative impact on the Company's future growth in subscribers and could potentially result in increased marketing expenses. Additionally the Company initiated a comprehensive review of the management structure, financials and operations, including the re-evaluation of its analog assets.

Liquidity and Capital Resources

At September 30, 1998, the Company held cash and cash equivalents of R$53.4 million. Total assets amounted to R$337.6 million, while total indebtedness stood at R$42.4 million, of which R$29.7 million is denominated in U.S. dollars.

Forward-Looking Statement

Except for the historical information contained herein, this analysis may be deemed to include forward-looking statements within the meaning of the Securities Exchange Acts that involve risk and uncertainty, including financial and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the risks associated with interest rate fluctuations and currency devaluation, dependence on availability of interconnection facilities, regulation risks and the impact of competitive services and pricing, as well as other risks referenced from time to time in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                       TELE NORTE PARTICIPACOES S.A.

                       CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1998
                                     (In thousands of reais)
--------------------------------------------------------------------------------------------------
                                                              September 30, 1998     June 30, 1998
ASSETS                                                        ------------------     -------------
Current assets:
 Cash and cash equivalents...............................           53,386               32,188
 Trade accounts receivable...............................           35,716               44,632
 Receivable from wire line companies.....................           13,286               42,591
 Recoverable taxes.......................................            8,718                7,592
 Inventories.............................................               98                  111
 Other receivables.......................................            2,824                2,911
                                                                 ---------            ---------
Total current assets.....................................          114,028              130,025
                                                                 ---------            ---------
Long-term assets:
 Recoverable taxes.......................................           11,488                   --
 Others..................................................              362                  487
                                                                 ---------            ---------
Total long-term assets...................................           11,850                  487
                                                                 ---------            ---------
Permanent assets:
 Property, plant and equipment...........................          211,704              219,013
                                                                 ---------            ---------
Total Assets.............................................          337,582              349,525
                                                                 =========            =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Loans and financing.....................................           15,314               14,161
 Taxes and contributions.................................           33,846               24,315
 Suppliers...............................................            7,356               13,950
 Accruals................................................            3,153                  967
 Others..................................................            5,962               33,231
                                                                 ---------            ---------
Total current liabilities................................           65,631               86,624
                                                                 ---------            ---------
Long-term liabilities:
 Loans and financing.....................................           27,099               30,379
 Accruals................................................            4,933                   13
 Others..................................................               25                   25
                                                                 ---------            ---------
Total long-term liabilities..............................           32,057               30,417
                                                                 ---------            ---------
 Minority interest.......................................           63,990               61,181
Shareholders' equity:
 Capital Stock...........................................           57,749               57,749
 Capital reserve.........................................            2,372                2,070
 Legal reserve...........................................            3,481                3,481
 Realizable profit reserve...............................           59,264               59,264
 Retained earnings.......................................           53,038               48,739
                                                                 ---------            ---------
Total shareholders' equity...............................          175,904              171,303
                                                                 ---------            ---------
Total liabilities and shareholders' equity...............          337,582              349,525
                                                                 =========            =========


                       TELE NORTE PARTICIPACOES S.A.

    CONSOLIDATED STATEMENT OF INCOME FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                            (In thousands of reais, except per share data )
---------------------------------------------------------------------------------------------------------------
                                                                       3 months ended          9 months ended
                                                                     September 30, 1998      September 30, 1998
                                                                     ------------------      ------------------
Gross revenues....................................................           80,627                 218,280
Sales taxes.......................................................          (15,497)                (46,775)
                                                                       ------------            ------------
Net revenues......................................................           65,130                 171,505
Cost of sales.....................................................          (18,703)                (48,179)
                                                                       ------------            ------------
Gross profit......................................................           46,427                 123,326
                                                                       ------------            ------------
Operating expenses/income
Selling expenses..................................................          (17,487)                (38,652)
General and administrative expenses...............................          (16,331)                (23,528)
Financial income..................................................            4,411                   6,764
Financial expenses................................................           (2,206)                 (6,606)
Other operating expenses..........................................           (2,238)                 (1,644)
                                                                       ------------            ------------
                                                                            (33,851)                (63,666)
                                                                       ------------            ------------
Operating income..................................................           12,576                  59,660
Non operating expenses/income.....................................               (3)                    122
                                                                       ------------            ------------
Income before income taxes, profit sharing and minority interest..           12,573                  59,782
Provision for income taxes and social contribution................           (5,375)                (24,481)
Profit sharing....................................................             (126)                   (312)
Minority interests................................................           (2,772)                 (9,346)
                                                                       ------------            ------------
Net income for the period.........................................            4,300                  25,643
                                                                       ============            ============
Number of shares (in thousand)....................................      334,399,028             334,399,028
                                                                       ------------            ------------
Net income per shares.............................................                0                       0
                                                                       ============            ============


                       TELE NORTE PARTICIPACOES S.A.

        STATEMENT OF INCOME FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                                     (In thousands of reais)
----------------------------------------------------------------------------------------------------
                                                            3 months ended          9 months ended
                                                          September 30, 1998      September 30, 1998
                                                          ------------------      ------------------
Gross revenues..........................................         30,623                  80,280
Sales taxes.............................................         (4,318)                (15,952)
                                                              ---------               ---------
Net revenues............................................         26,305                  64,328
Cost of sales...........................................         (7,818)                (20,898)
                                                              ---------               ---------
Gross profit............................................         18,487                  43,430
                                                              ---------               ---------
Operating expenses/income
Selling expenses........................................         (3,099)                (12,921)
General and administrative expenses.....................         (5,491)                 (9,431)
Financial income........................................          1,458                   2,244
Financial expenses......................................           (106)                 (2,069)
Other operating revenues................................            151                    (118)
                                                              ---------               ---------
                                                                 (7,087)                (22,295)
                                                              ---------               ---------
Operating income........................................         11,400                  21,135
Non operating income ...................................             16                      29
Income before income taxes and profit sharing...........         11,416                  21,164
Provision for income taxes and social contribution......         (3,709)                 (8,411)
Profit sharing..........................................            (87)                   (194)
                                                              ---------               ---------
Net income for the period...............................          7,620                  12,559
                                                              =========               =========



                       TELE NORTE PARTICIPACOES S.A.

   TELAMAZON CELULAR S.A. STATEMENT OF OPERATIONS FOR THE THREE-MONTHS AND NINE-MONTHS ENDED
                                      SEPTEMBER 30, 1998
                                    (In thousands of reais)
----------------------------------------------------------------------------------------------------
                                                           3 months ended           9 months ended
                                                         September 30, 1998       September 30, 1998
                                                         ------------------       ------------------
Gross revenues.........................................          31,185                   80,379
Sales taxes............................................          (6,834)                 (17,959)
                                                              ---------                ---------
Net revenues...........................................          24,351                   62,420
Cost of sales..........................................          (6,926)                 (15,286)
                                                              ---------                ---------
Gross profit...........................................          17,425                   47,134
                                                              ---------                ---------
Operating expenses/income..............................
Selling expenses.......................................          (9,129)                 (15,992)
General and administrative expenses....................          (7,190)                  (8,213)
Financial income.......................................           2,011                    3,035
Financial expenses.....................................          (1,872)                  (4,290)
Other operating expenses...............................          (2,072)                  (1,271)
                                                              ---------                ---------
                                                                (18,252)                 (26,731)
                                                              ---------                ---------
Operating income/loss..................................            (827)                  20,403
Non operating expenses/income .........................              (1)                     104
                                                              ---------                ---------
Income/loss before income taxes and profit sharing.....            (828)                  20,507
Provision for income taxes and social contribution.....             735                   (8,235)
Profit sharing.........................................             (24)                     (68)
                                                              ---------                ---------
Net income (loss) for the period.......................            (117)                  12,204
                                                              =========                =========


                       TELE NORTE PARTICIPACOES S.A.

         STATEMENT OF INCOME FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                                      (In thousands of reais)
----------------------------------------------------------------------------------------------------
                                                           3 months ended           9 months ended
                                                         September 30, 1998       September 30, 1998
                                                         ------------------       ------------------
Gross revenues..........................................         13,401                   41,733
Sales taxes.............................................         (2,516)                  (8,894)
                                                              ---------                ---------
Net revenues............................................         10,885                   32,839
Cost of sales...........................................         (3,264)                 (10,180)
                                                              ---------                ---------
Gross profit............................................          7,621                   22,655
                                                              ---------                ---------

Operating expenses/income...............................
Selling expenses........................................         (3,100)                  (7,279)
General and administrative expenses.....................         (1,519)                  (3,132)
Financial income........................................            697                    1,003
Financial expenses......................................           (194)                    (204)
Other operating expenses/revenues.......................             (6)                     217
                                                              ---------                ---------
                                                                 (4,122)                  (9,395)
                                                              ---------                ---------
Operating income........................................          3,499                   13,260
                                                              ---------                ---------
Income before income taxes and profit sharing...........          3,499                   13,260
Provision for income taxes and social contribution......         (1,815)                  (5,056)
                                                              ---------                ---------
Profit sharing..........................................             (9)                     (25)
                                                              ---------                ---------
Net income for the period...............................          1,675                    8,179
                                                              =========                =========



                       TELE NORTE PARTICIPACOES S.A.

     STATEMENT OF OPERATIONS FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                                    (In thousands of reais)
----------------------------------------------------------------------------------------------------
                                                           3 months ended           9 months ended
                                                         September 30, 1998       September 30, 1998
                                                         ------------------       ------------------
Gross revenues.........................................           3,510                    9,207
Sales taxes............................................          (1,084)                  (2,227)
                                                              ---------                ---------
Net revenues...........................................           2,426                    6,980
Cost of sales..........................................            (369)                    (881)
                                                              ---------                ---------
Gross profit...........................................           2,057                    6,099
                                                              ---------                ---------
Operating expenses/income
Selling expenses.......................................          (1,079)                  (1,242)
General and administrative expenses....................            (476)                    (727)
Financial income.......................................              23                       23
Financial expenses.....................................             (11)                     (19)
Other operating revenues...............................              92                      130
                                                              ---------                ---------
                                                                  1,451                    1,835
                                                              ---------                ---------
Operating income.......................................             606                    4,264
Non operating expenses ................................             (19)                     (19)
                                                              ---------                ---------
Income before income taxes and profit sharing..........             587                    4,245
Provision for income taxes and social contribution.....            (622)                  (1,846)
Profit sharing.........................................              (4)                      (9)
                                                              ---------                ---------
Net income (loss) for the period.......................             (39)                   2,390
                                                              =========                =========


                       TELE NORTE PARTICIPACOES S.A.

        STATEMENT OF OPERATIONS FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                                       (In thousands of reais)
----------------------------------------------------------------------------------------------------
                                                           3 months ended           9 months ended
                                                         September 30, 1998       September 30, 1998
                                                         ------------------       ------------------
Gross revenues.........................................           1,910                    6,682
Sales taxes............................................            (747)                  (1,744)
                                                              ---------                ---------
Net revenues...........................................           1,163                    4,938
Cost of sales..........................................            (326)                    (930)
                                                              ---------                ---------
Gross profit...........................................             837                    4,008
                                                              ---------                ---------
Operating expenses/income
Selling expenses.......................................          (1,080)                  (1,218)
General and administrative expenses....................            (318)                    (688)
Financial income.......................................             130                      228
Financial expenses.....................................             (15)                     (16)
Other operating expenses...............................            (402)                    (601)
                                                              ---------                ---------
                                                                 (1,685)                  (2,295)
                                                              ---------                ---------
Operating income/loss..................................            (848)                   1,713
Non operating income ..................................              --                        8
                                                              ---------                ---------
Loss/income before income taxes and profit sharing.....            (848)                   1,721
Provision for income tax and social contribution                    (43)                    (875)
Profit sharing.........................................              (4)                     (17)
                                                              =========                =========
Net income (loss) for the period.......................            (895)                     829
                                                              =========                =========


                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Tele Norte Cellular Holding Company


Date: November 16, 1998          By: /s/ Gerard Manuel Vazquez
                                     ------------------------------------
                                     Name:  Gerard Manuel Vazquez
                                     Title: President and Chief
                                            Executive Officer